Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus to Preliminary Pricing Supplement No. 14,227 Filed pursuant to Rule 433 Registration Statement Nos. 333-275587; 333-275587-01 February 11, 2026

Market Linked Securities—Auto-Callable with Contingent Coupon with Memory Feature and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Common Stock of Micron Technology, Inc., the Common Stock of Oracle Corporation, the iShares® Silver Trust and the iShares® Bitcoin Trust ETF due March 1, 2029

Fully and Unconditionally Guaranteed by Morgan Stanley

Summary of terms

Issuer and guarantor	Morgan Stanley Finance LLC (issuer) and Morgan Stanley (guarantor)
Underlyings

The common stock of Micron Technology, Inc. (the “MU Stock”), the common stock of Oracle Corporation (the “ORCL Stock”), iShares® Silver Trust (the “SLV Shares”) and iShares® Bitcoin Trust ETF (the “IBIT Shares”)

Pricing date*	February 26, 2026
Original issue date*	March 3, 2026
Face amount	$1,000 per security
Contingent coupon payments (with memory feature)

On each contingent coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate if, and only if, the closing price of the lowest performing underlying on the related calculation day is greater than or equal to its coupon threshold price. Each “contingent coupon payment”, if any, will be calculated per security as follows: ($1,000 × contingent coupon rate) / 12.

In addition, if the closing price of the lowest performing underlying on one or more calculation days is less than its coupon threshold price and, on a subsequent calculation day, the closing price of the lowest performing underlying is greater than or equal to its coupon threshold price, the securities will pay the contingent coupon payment due for the subsequent calculation day plus all previously unpaid contingent coupon payments (without interest accruing on amounts previously unpaid).

Contingent coupon rate	At least 20.15% per annum, to be determined on the pricing date
Automatic call

If, on any calculation day (other than the final calculation day), beginning in August 2026, the closing price of each underlying is greater than or equal to its respective call threshold price, the securities will be automatically called for a cash payment per security equal to the face amount plus a final contingent coupon payment and any previously unpaid contingent coupon payments on the related call settlement date.

Calculation days	Monthly, on the 26th of each month, commencing in March 2026 and ending on the final calculation day. We also refer to the February 2029 calculation day as the final calculation day.
Contingent coupon payment dates	Three business days after the applicable calculation day; provided that the coupon payment date for the final calculation day is the maturity date.
Call settlement date	Three business days after the applicable calculation day.
Maturity payment amount (per security)

●if the ending price of each underlying is greater than or equal to its respective downside threshold price:

$1,000; or

●if the ending price of any underlying is less than its respective downside threshold price:

$1,000 × performance factor of the lowest performing underlying on the final calculation day

Maturity date*	March 1, 2029
Starting price	With respect to each underlying, the closing price on the pricing date
Ending price	With respect to each underlying, the closing price on the final calculation day
Lowest performing underlying	On any calculation day, the underlying with the lowest performance factor on that calculation day
Performance factor	With respect to each underlying, on any calculation day, the closing price on such calculation day divided by the starting price (expressed as a percentage)
Call threshold price	100% of the starting price for each underlying
Coupon threshold price	40% of the starting price for each underlying
Downside threshold price	40% of the starting price for each underlying
Calculation agent	Morgan Stanley & Co. LLC, an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent discount**

Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering. Wells Fargo Securities, LLC will receive a commission of up to $23.25 for each security it sells. Dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of up to $17.50 per security, and WFA may receive a distribution expense fee of $0.75 for each security sold by WFA.

CUSIP	61780EB63
Tax considerations	See preliminary pricing supplement

*Subject to change

** In addition, selected dealers may receive a fee of up to 0.30% for marketing and other services

Hypothetical payout profile (excluding contingent coupon payments)

The lowest performing underlying
The securities
Maturity payment amount per security
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$1,000
Face amount
60%
contingent
downside
protection
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Percentage change from the starting price to the ending price of the lowest performing underlying on the final calculation day

If the securities are not automatically called prior to the maturity date and the ending price of the lowest performing underlying is less than its downside threshold price, you will lose more than 60%, and possibly all, of the face amount of your securities at the maturity date.

Any return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of any underlying, but you will have full downside exposure to the lowest performing underlying on the final calculation day if the ending price of that underlying is less than its downside threshold price.

The face amount of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000 per security. We estimate that the value of each security on the pricing date will be approximately $908.10, or within $8.10 of that estimate. Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement. See “Investment Summary” and “Risk Factors” in the accompanying preliminary pricing supplement for further information.

This document provides a summary of the terms of the securities. Investors should carefully review the accompanying preliminary pricing supplement, product supplement for principal at risk securities and prospectus before making a decision to invest in the securities.

Preliminary Pricing Supplement:
https://www.sec.gov/Archives/edgar/data/895421/000183988226009266/ms14227_424b2-05777.htm

The securities have complex features and investing in the securities involves risks not associated with an investment in ordinary debt securities. See “Risk Factors” in the accompanying preliminary pricing supplement. All payments on the securities are subject to our credit risk.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, product supplement for principal at risk securities and prospectus. Please review those risk factors carefully.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of the face amount of your securities at maturity.

●The securities do not provide for the regular payment of interest.

●The contingent coupon payment, if any, is based on the closing price of each underlying on only the related monthly calculation day at the end of the related interest period.

●Investors will not participate in any appreciation in the price of any underlying.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the securities is not equivalent to investing in the underlyings, the underlying commodity with respect to the SLV Shares or the underlying asset with respect to the IBIT Shares.

●Reinvestment risk.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the face amount reduce the economic terms of the securities, cause the estimated value of the securities to be less than the face amount and will adversely affect secondary market prices.

●The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

●The maturity date may be postponed if the final calculation day is postponed.

●Potentially inconsistent research, opinions or recommendations by Morgan Stanley, MSFL, WFS or our or their respective affiliates.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlyings

●You are exposed to the price risk of each underlying, with respect to both the contingent coupon payments, if any, and the maturity payment amount, if any.

●No affiliation with Micron Technology, Inc. or Oracle Corporation.

●We may engage in business with or involving Micron Technology, Inc. or Oracle Corporation without regard to your interests.

●Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.

●The securities are subject to risks associated with silver.

●There are risks relating to trading of commodities on the London Bullion Market Association.

●Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the securities.

●The securities are subject to risks associated with bitcoin and digital assets.

●Investments linked to bitcoin are subject to specific risks relating to security threats.

●Investments linked to bitcoin are subject to specific risks relating to fraud and manipulation.

●The iShares® Bitcoin Trust ETF has very limited historical performance.

●Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the securities.

●The performance and market price of the SLV Shares and the IBIT Shares, particularly during periods of market volatility, may not correlate with the performance of the underlying commodity, with respect to the SLV Shares, or the underlying asset, with respect to the IBIT Shares, or the net asset value per share of the respective underlying.

●The anti-dilution adjustments the calculation agent is required to make do not cover every event that could affect the SLV Shares and the IBIT Shares.

●The anti-dilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stocks.

●Historical closing prices of the underlyings should not be taken as an indication of the future performance of the underlyings during the term of the securities.

For more information about the underlyings, including historical performance information, see the accompanying preliminary pricing supplement.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the applicable product supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the applicable product supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in the offering will arrange to send you the applicable product supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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